UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 240.13d-2(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. 4)*

Formula Systems (1985) Ltd.

(Name of Issuer)

American Depositary Shares, each representing

one Ordinary Shares, Par Value NIS 1.0 Per Share

(Title of Class of Securities)

346414-10-5

(CUSIP Number)

Guy Bernstein

Formula Systems (1985) Ltd.

1 Yahadut Canada Street (Terminal Center), Or Yehuda 6037501, Israel
Telephone: 972 3 5389487

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 346414-10-5
1.	Names of Reporting Persons Guy Bernstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,797,973
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,797,973
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,797,973
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.7% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Percentage ownership reported herein is based on 15,317,667 ordinary shares of the Issuer (including shares represented by ADSs) that were issued and outstanding as of December 7, 2022 (which information was provided by the Issuer to the Reporting Person following the inquiry of the Reporting Person).

Item 1. Security and Issuer.

This Amendment No. 4 (this “Amendment No. 4”) to the Statement of Beneficial Ownership on Schedule 13D filed on April 11, 2016 (the “Statement”), as amended by Amendment No. 1 thereto, filed on August 28, 2017 (“Amendment No. 1”), Amendment No. 2 thereto, filed on October 19, 2017 (“Amendment No. 2”), and Amendment No. 3 thereto, filed on September 18, 2020 (“Amendment No. 3”) relates to the American Depositary Shares (“ADSs”), each representing one ordinary share, par value NIS 1.0 per share (“Ordinary Shares”) of Formula Systems (1985) Ltd., an Israeli company (the “Issuer”). The principal executive offices of the Issuer are located at 1 Yahadut Canada Street (Terminal Center), Or Yehuda 6021805, Israel. Because of the 1-to-1 conversion ratio of ADSs to Ordinary Shares, this Amendment No. 4 relates to the ADSs and the Ordinary Shares collectively as a single class of equity and collectively refers to them as Ordinary Shares. Capitalized terms used herein that are not otherwise defined shall have the respective meanings assigned thereto in the Statement or in Amendment No.’s 1, 2 or 3.

This Amendment No. 4 is being filed by the Reporting Person (as defined in Item 2 below) to report the termination of the Shareholders Agreement, as amended, to which the Reporting Person was party with Asseco, which termination became effective as of December 5, 2022.

The following changes related to the Reporting Person’s beneficial ownership of Ordinary Shares have resulted from that termination of the Shareholders Agreement:

(i)	The Reporting Person’s beneficial ownership of Ordinary Shares (1,797,973 Ordinary Shares, representing 11.7% of the issued and outstanding Ordinary Shares, as of the filing of this Amendment No. 4) has gone from shared voting power to sole voting power, due to the termination of the Proxy Appointment (referenced in Item 5, paragraph (a) of Amendment No. 3) by the Reporting Person in favor of Asseco with respect to those Ordinary Shares under the Shareholders Agreement.

(ii)

The Reporting Person’s beneficial ownership of Ordinary Shares (1,797,973 Ordinary Shares, representing 11.7% of the issued and outstanding Ordinary Shares, as of the filing of this Amendment No. 4) has gone from shared dispositive power to sole dispositive power due to the termination of the Transfer Rights of Asseco (referenced in Item 5, paragraph (a) of Amendment No. 3) to purchase the Reporting Person’s Ordinary Shares in certain circumstances (subject to the terms described in the second paragraph under the heading “Shareholders Agreement” in Item 6 of Amendment No. 2).

(iii)	The termination of the Reporting Person’s tag-along right under the Shareholders Agreement to sell his Ordinary Shares pursuant to a transaction involving Asseco’s disposal of Ordinary Shares to a third party.

(iv)	The termination of the reciprocal rights of the Reporting Person and Asseco under the Shareholders Agreement to purchase from one another at fair market value, all of the Ordinary Shares held by the other party or by its successor in interest in the case of certain insolvency events involving that other party.

Please see “Shareholders Agreement” in Item 6 of Amendment No. 2 and paragraph (ii) of Item 1 of Amendment No. 3 for further details concerning the arrangements between the Reporting Person and Asseco under the Shareholders Agreement that had been in effect— and which have been terminated as of the filing of this Amendment No. 4.

Item 2. Identity and Background.

(a) Name: This Amendment No. 4 is being filed by Guy Bernstein, an individual (the “Reporting Person”), whose beneficial ownership of Ordinary Shares is held through Emil Sharvit (2001) Consulting and Project Management Ltd., an Israeli company of which he holds 99.9% of the outstanding equity interests.

(b) Residence or Business Address: c/o Formula Systems (1985) Ltd., 1 Yahadut Canada Street, Or Yehuda 6037501 - Terminal Center, Israel.

(c) Present Principal Occupation/Employment: The Reporting Person serves as Chief Executive Officer of the Issuer. The Issuer is a global software solutions and IT professional services holding company that is principally engaged through its directly held investees in providing proprietary and non-proprietary software solutions and IT professional services, software product marketing and support, computer infrastructure and integration solutions and training and integration. The principal address of the Issuer’s offices at which the Reporting Person is employed is set forth in Item 1 above.

(d) Criminal Proceedings: During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e) Civil Proceedings Involving Securities Law Violations: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: Israel

Item 3. Source and Amount of Funds or Other Consideration.

The changes in the number of Ordinary Shares for which the Reporting Person possesses beneficial ownership, and the nature of that beneficial ownership, reported in this Amendment No. 4 were due to the termination of the Shareholders Agreement, for which no cash consideration was paid.

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Ordinary Shares reported herein for investment purposes only.

As of the filing of this Amendment No. 4, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional Ordinary Shares, or the disposition of Ordinary Shares that he holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s memorandum of association or articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the ADSs to be delisted from the NASDAQ Global Select Market or any other national securities exchange on which they may be listed in the future, or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association in which they may be quoted in the future; (i) causing the ADSs to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment are made on the basis of 15,317,667 Ordinary Shares (including Ordinary Shares represented by ADSs) that are issued and outstanding as of December 7, 2022 (which outstanding share information was provided by the Issuer to the Reporting Person following the inquiry of the Reporting Person).

(a) The Reporting Person beneficially owns 1,797,973 Ordinary Shares of the Issuer in the aggregate, representing approximately 11.7% of the issued and outstanding share capital of the Issuer. Those Ordinary Shares consist of the following:

(i)	1,362,822 Ordinary Shares held in trust for the Reporting Person; and

(ii)	an additional 435,151 Ordinary Shares held directly by the Reporting Person.

(b) The Reporting Person possesses sole power to vote and direct the vote of, and sole power to dispose or to direct the disposition of, the Ordinary Shares described in paragraphs (a)(i) and (a)(ii) of this Item 5.

(c) During the last 60 days, the Reporting Person has entered into the Termination Agreement with respect to the Shareholders Agreement to which he had been party with Asseco (which does not involve an actual purchase or sale of Ordinary Shares), as described in Item 1 above.

Other than as described above, there have been no transactions in Ordinary Shares (including ADSs) or related securities by the Reporting Person during the 60 days preceding the filing of this Amendment No. 4.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Trust Agreement

The 1,362,822 Ordinary Shares described in paragraph (a)(i) of Item 5 above, which are held in trust for the Reporting Person, are subject to an agreement between the Reporting Person and a trustee that permits the Reporting Person to withdraw those shares from the trust and to vote and/or dispose of those shares as the Reporting Person wishes.

Other than as described under “Trust Agreement” immediately above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.1.	Shareholders Voting Agreement, dated October 4, 2017, by and among Asseco, an Israeli company for the benefit of the Reporting Person, and the Reporting Person (incorporated by reference to Exhibit 1 to Amendment No. 2)

Exhibit 1.2.	Amendment, dated September 7, 2020, to Shareholders Voting Agreement, dated October 4, 2017, by and among Asseco, Emil Sharvit (2001) Consulting and Project Management Ltd. (an Israeli company for the benefit of the Reporting Person), and the Reporting Person (incorporated by reference to Exhibit 1.2 to Amendment No. 3)

Exhibit 1.3.	Termination Agreement, dated December 5, 2022, by and among Asseco, Emil Sharvit (2001) Consulting and Project Management Ltd. (an Israeli company), and the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Guy Bernstein
GUY BERNSTEIN

Dated: December 7, 2022